2779 Highway 24 Lawler, Iowa 52154 Telephone (563) 238-5555 Fax (563) 238-5557 www.homelandenergysolutions.com
September 4, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
Mail Stop 7010
Attn: Rufus Decker
Accounting Branch Chief

RE:	Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
Form 8-K filed on July 30, 2009
File No. 000-53202
Dear Mr. Decker:
Homeland Energy Solutions, LLC (the “Company”) is in receipt of your letter dated August 11, 2009, providing comments to the filings referenced above. We reviewed your comments and the purpose of this letter is to provide the Company’s responses to your comments. In order to facilitate your review of the responses, set forth below are each of your comments in chronological order immediately followed by the responses.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
General
1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment on your Form 8-K filed July 30, 2009 which may require an amendment, all other revisions may be included in your future filings.

RESPONSE: With the exception of the comment on the Form 8-K filed on July 30, 2009, the responses in this letter reference disclosures in the Company’s Form 10-Q filed on August 14, 2009, for the quarter ended June 30, 2009, in which the Company addressed the comments herein. In addition, the disclosures in the Company’s Form 10-Q are representative of how the Company intends to address these comments in future filings. Where it was practical to do so, the actual language from the recent 10-Q is also included in the responses.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Economic Downturn, page 26

2.
We note your discussion of the overall economic environment on page 26, including your disclosure that credit markets have tightened and lending requirements have become more stringent. Please revise your filing to explain in greater detail, the extent to which the current economic environment has specifically impacted your business, including your construction activities, operating activities since the start of production in April 2009, and availability of credit on terms deemed satisfactory to you.

RESPONSE: The following disclosure is contained on page 22 of the Company’s Form 10-Q filed on August 14, 2009:
The economic downturn impacted our business as we completed construction, as we had to ensure that our construction costs remained within budget due to the tight credit market for additional funding. In addition, now that we have transitioned to operations, we must continually monitor the profit margins for our ethanol to determine whether production at full capacity is feasible given those margins.
Financial Results, page 28
3.
Although you have not generated any revenues during the periods presented, please revise your filing to describe any unusual or infrequent events or significant changes affecting the amount of reported income from operations. For example, your MD&A should more fully describe (with quantification where appropriate) the reasons for your fluctuations in professional expenses, wages, and interest income for the year ended December 31, 2008 compared to the year ended December 31, 2007 since these were the line items in your statement of operations that experienced the most significant variations between periods. Please refer to Item 303(A)(3) of Regulation S-K.

RESPONSE: In accordance with Item 303(A)(3) of Regulation S-K, the Company expanded its discussion of fluctuations in expenses and income in its discussion of financial results in its Form 10-Q filed on August 14, 2009. The following disclosure is contained on page 24 of the Company’s Form 10-Q filed on August 14, 2009:
Operating Expense
Our operating expenses as a percentage of revenues were 0.38% for our quarter ended June 30, 2009, which is lower than the expenses as of our quarter ended March 31, 2009, due to the costs associated with impairment of the air stack assets and assets related to coal gasification, which occurred during our quarter ended March 31, 2009. We expect our operating expenses to level out and be more consistent as the plant is operational for a longer period of time. Operating expenses include salaries and benefits of the employees under the Management Services Agreement with Golden Grain Energy, LLC, as well as additional employees not subject to the agreement, insurance, taxes, professional fees and other general administrative costs. We currently have nine employees subject to the Management Services Agreement with Golden Grain, and we estimate that our costs per year related to salaries and benefits for those shared employees are approximately $430,000 per year. The increase in operating expenses for the quarter ended June 30, 2009, compared to the same period for June 30, 2008, was primarily due to the increased number of employees due to start-up of operations, which increased costs in salaries, insurance, professional fees, and other general administrative costs due to the plant being under full-time production. We do not expect that these expenses will vary with the level of production at the plant.

Operating Income (Loss)
Our income from operations for the three months ended June 30, 2009 was approximately 3.23% of our revenues. Our operating income for the three month period ended June 30, 2009 was primarily the result of the price at which we sold our products exceeding our costs of good sold and operating expenses. Our decrease in income from interest for the three months ended June 30, 2009 compared to the three months ended June 30, 2008, was due to the decrease in our equity cash proceeds as we continued to utilize those funds for the construction of the plant. We also experienced grant income of $300,000 for the Value-Added Producer Grant we received from the USDA in June, 2009.
Short-Term and Long-Term Debt Sources, page 28
4.
Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your credit agreements. For any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please show the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

RESPONSE: In accordance with this comment, the Company expanded its disclosure of the material debt covenants and its ability to meet such covenants in the Form 10-Q filed on August 14, 2009. The following disclosure is located on page 27 thereof:
In connection with the Master Loan Agreement and all supplements thereto, we executed a mortgage in favor of Home Federal creating a senior lien on the real estate and plant and a security interest in all personal property located on Company property. We are also required to maintain a debt service reserve account of $10,000,000, for use by Home Federal for repayment of the loans in their sole discretion. Should Home Federal apply any of the funds in this account, we are required to replenish the account to $10,000,000. Once we achieve and maintain tangible net worth of 65% and are in compliance with all other covenants, the debt service fund will be released to us and we will no longer be required to replenish the account. Tangible net worth is calculated as the excess total assets, including the debt reserve account, (with certain exclusions, such as goodwill) over total liabilities (except subordinated debt). It is difficult to predict when and if we will achieve tangible net worth of 65%, given the current market conditions. In addition, we assigned all rents and leases to our property in favor of Home Federal. As additional security for the performance of the obligations under the Master Loan Agreement and its supplements, a security interest was granted in the government permits for the construction of the project and all reserves, deferred payments, deposits, refunds, cost savings and payments of any kind relating to the construction of the project. If we attempt to change any plans and specifications for the project from those that were approved by Home Federal that might adversely affect the value of Home Federal’s security interest and have a cost of $25,000 or greater, we must obtain Home Federal’s prior approval.
In addition, during the term of the loans, we will be subject to certain financial covenants at various times calculated monthly, quarterly or annually. We were not subject to any loan covenants as of or prior to our quarter ended June 30, 2009. However, subsequent to our year ended June 30, 2009, our construction loan converted into the loans described above. As a prerequisite to conversion, we were required to certify that we had working capital of at least $10,000,000 as of May 1, 2009. Our certification showed that we had working capital of $20,970,603. We will be required to have working capital of at least $12,000,000 by May 1, 2010 and annually thereafter. In addition, we were required to certify that we had tangible net worth of $87,000,000 as of May 1, 2009. Our certification showed that we had a tangible net worth of $88,539,073 as of May 1, 2009. Our tangible net worth requirement increases to $90,000,000 by December 31, 2009, and increases by $5,000,000 annually until we are required to meet $105,000,000 by December 31, 2012, and annually thereafter. As of the date of this report, we expect that we will meet these financial covenants as well as additional covenants as they become due under the Master Loan Agreement and the supplements thereto. Failure to comply with the protective loan covenants or maintain the required financial ratios may cause acceleration of the outstanding principal balances on the loans and/or the imposition of fees, charges or penalties. Any acceleration of the debt financing or imposition of the significant fees, charges or penalties may restrict or limit the access to the capital resources necessary to continue plant construction or operations.
Upon an occurrence of an event of default or an event which will lead to the default, Home Federal may upon notice terminate its commitment to loan funds and declare the entire unpaid principal balance of the loans, plus accrued interest, immediately due and payable. Events of default include, but are not limited to, the failure to make payments when due, insolvency, any material adverse change in the financial condition or the breach of any of the covenants, representations or warranties the Company has given in connection with the transaction.
5.
As a related matter, please tell us whether you were in compliance with all debt covenants as of December 31, 2008 and March 31, 2009 and revise your filing to disclose your compliance status as of the end of the most recent reporting period presented.

RESPONSE: In accordance with this comment, the Company included the following disclosure on page 27 in its Form 10-Q filed on August 14, 2009:
We were not subject to loan covenants through our quarter ended June 30, 2009. However, the covenants listed above were triggered upon conversion of our loans on July 1, 2009. As of the date of this report, we are in compliance with all of our loan covenants with Home Federal. We anticipate that we will be in compliance with our loan covenants for the remaining quarters of our 2009 fiscal year, and we will work with our lenders to try to ensure that the agreements and terms of the loan agreements are met going forward. However, we cannot provide any assurance that our actions will result in sustained profitable operations or that we will not be in violation of our loan covenants or in default on our principal payments. Because it is unclear what the market will do, there is uncertainty about our ability to meet our liquidity needs and comply with our financial covenants and other terms of our loan agreements. If we violate the terms of our loan or fail to obtain a waiver of any such term or covenant, our primary lender could deem us in default of our loans and require us to immediately repay a significant portion or possibly the entire outstanding balance of our loans. Our lender could also elect to proceed with a foreclosure action on our plant.
Audited Financial Statements
Note 1 — Nature of Business and Significant Accounting Policies, page 41
6.
Please revise your intangible assets policy footnote to disclose the gross carrying amount and accumulated amortization for your intangible assets in total and by major asset class (for example, loan fees separate from utility rights) for each period presented. Please also revise to disclose the anticipated useful of your utility rights and where you have classified the utility rights intangible asset on the balance sheet as of December 31, 2008. Please refer to paragraph 45 of SFAS 142.

RESPONSE: The gross carrying amounts and accumulated amortization of intangible assets are included on the face of the balance sheet. In addition, the Company included the following disclosure in the footnotes on page 8 of its Form 10-Q, filed on August 14, 2009:
Intangible Assets: Intangible assets consist of loan fees and utility rights. The loan fees are amortized over the term of the loan and utility rights are amortized over 15 years, the anticipated useful life, utilizing the straight-line method. Amortization for the next five years is estimated as follows:

	Loan	Utility
	Fees	Rights	Total
2009	$88,461	$120,174	$208,635
2010	176,923	240,348	417,271
2011	176,923	240,348	417,271
2012	176,923	182,631	359,554
2013	176,923	163,392	340,315
Thereafter	58,975	1,511,427	1,570,402

Total	$855,128	$2,621,712	$3,476,840

7.
Your risks and uncertainties footnote on page 42 indicates that you expect ethanol sales to average 80% of your total revenues. Please revise to disclose the expected source (or sources) of the remaining 20% of your total revenues.

RESPONSE: The Company included the following disclosure in the footnotes on page 9 of its Form 10-Q, filed on August 14, 2009:
Risks and Uncertainties: The Company has certain risks and uncertainties that it will experience during volatile market conditions, which can have a severe impact on operations. The Company began operations in April 2009. The Company’s revenues will be derived from the sale and distribution of ethanol and distiller grains to customers primarily located in the U.S. Corn for the production process is supplied to the plant primarily from local agricultural producers and from purchases on the open market. We anticipate ethanol sales to average approximately 80% of total revenues, while 20% of revenues are expected to be generated from the sale of distiller grains and other by-products. We expect corn costs to average 75% of cost of goods sold.
Controls and Procedures, page 51
8.
Your filing indicates that management concluded that disclosure controls and procedures were not effective during the period covered by the Form 10-K. Please confirm to us that your conclusion regarding the effectiveness of your disclosure controls and procedures was as of December 31, 2008. Please revise your disclosures such that you provide an effectiveness assessment of disclosure controls and procedures as of the end of the period covered by the report.

RESPONSE: On pages 28-30 of the Company’s Form 10-Q, filed on August 14, 2009, the Company clarified that its assessment of disclosure controls and procedures was as of June 30, 2009. The disclosure is reproduced below:
Disclosure Controls and Procedures
Management of Homeland Energy is responsible for maintaining disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. In addition, the disclosure controls and procedures must ensure that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial and other required disclosures.

As of the end of the period covered by this report, an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”)) was carried out under the supervision and with the participation of our Principal Executive Officer, Walter W. Wendland, and our Principal Financial and Accounting Officer, Christine A. Marchand. Based on their evaluation of our disclosure controls and procedures, they have concluded that such disclosure controls and procedures were not effective to detect the inappropriate application of US GAAP standards. This is because the weaknesses that were identified as of the end of our fiscal year ended December 31, 2008, will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We identified deficiencies as of the end of our fiscal year on December 31, 2008, that existed in the design or operation of our internal control over financial reporting that adversely affected our disclosure controls and that may be considered to be “material weaknesses.” Specifically, the following deficiencies in our internal controls, which adversely affected our disclosure controls, were discovered as of the end of our fiscal year on December 31, 2008:
• Policies and Procedures for the Financial Close and Reporting Process — There were no policies or procedures that clearly define the roles in the financial close and reporting process. The various roles and responsibilities related to this process should be defined, documented, updated and communicated. Failure to have such policies and procedures in place amounts to a material weakness to the Company’s internal controls over its financial reporting processes.
• Representative with Financial Expertise — For the majority of the year ending December 31, 2008, the Company did not have a representative with the requisite knowledge and expertise to review the financial statements and disclosures at a sufficient level to monitor the financial statements and disclosures of the Company. Failure to have a representative with such knowledge and expertise amounts to a material weakness to the Company’s internal controls over its financial reporting processes.
• Adequacy of Accounting Systems at Meeting Company Needs — The accounting system in place at the time of the assessment lacked the ability to provide high quality financial statements from within the system, and there were no procedures in place or built into the system to ensure that all relevant information is secure, identified, captured, processed, and reported within the accounting system. Failure to have an adequate accounting system with procedures to ensure the information is secure and accurately recorded and reported amounts to a material weakness to the Company’s internal controls over its financial reporting processes.
• Segregation of Duties — Management identified a significant general lack of definition and segregation of duties throughout the financial reporting processes. Due to the pervasive nature of this issue, the lack of adequate definition and segregation of duties amounts to a material weakness to the Company’s internal controls over its financial reporting processes.

Since identifying these material weaknesses as of our fiscal year ended December 31, 2008, Homeland Energy continues to create and refine a structure in which critical accounting policies and estimates are identified, and together with other complex areas, are subject to multiple reviews by qualified accounting personnel. In addition, Homeland Energy will enhance and test our year-end financial close process for our fiscal year ended December 31, 2009 and thereafter. Additionally, Homeland Energy’s audit committee will increase its review of our disclosure controls and procedures. Finally, we have designated individuals responsible for identifying reportable developments. We believe these actions, after functioning properly for a sufficient amount of time, will remediate the material weakness by focusing additional attention and resources in our internal accounting functions.
9.
We note that you concluded that your disclosure controls and procedures were not effective to detect the inappropriate application of US GAAP standards as of December 31, 2008. While you disclosed the material weaknesses in your internal controls over financial reporting and discussed how you plan to remediate those material weaknesses, you did not disclose the same information for your disclosure controls and procedures. To the extent you continue to have ineffective disclosure controls and procedures in future filings, please expand your disclosures to address the following:

•
Identify what the inappropriate applications of US GAAP standards were, how the inappropriate applications were identified, the impact to the consolidated financial statements, and how you corrected them; and

•
Identify the nature of each control deficiency in the design and operation of your disclosure controls and procedures that caused the inappropriate applications of US GAAP standards. If these control deficiencies rose to the level of a material weakness, please disclose this fact and the impact these control deficiencies had on your financial reporting. Furthermore you should discuss management’s plans to remediate the identified material weakness(es).

RESPONSE: Please see Company’s response to Comment No. 8, which reproduced the Company’s disclosures in its Form 10-Q filed on August 14, 2009. The reproduced disclosure addresses this Comment No. 9.
Changes in Internal, page 53
10.
The statement that there were no changes in your internal control over financial reporting “except as set forth above” is unclear. Please revise your discussion of changes in internal controls to specify which changes in internal control over financial reporting were made during the period. For example, you discuss several changes in internal control over financial reporting that you either made or intend to make in the future. It is unclear which of these specific changes in internal control over financial reporting were made during the quarter ended December 31, 2008.

RESPONSE: The Company revised its disclosure of changes in internal controls on page 31 of its Form 10-Q, filed on August 14, 2009, as follows:
Changes in Internal Controls
During our quarters ended March 31, 2009 and June 30, 2009, we have enhanced our month and quarter end financial close process. Additionally, our audit committee has enhanced its review of our disclosure controls and procedures. Under the Management Services Agreement with Golden Grain Energy, LLC, we now have a Chief Financial Officer with the requisite knowledge and expertise to oversee the financial reporting process. On January 1, 2009, we implemented new accounting software capable of providing high quality financial statements and capable of providing the appropriate level of security for the information. We have also developed and implemented policies and procedures for the financial close and reporting process, such as identifying the roles, responsibilities, methodologies, and review/approval process.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009
General
11.	Please address the above comments in your future interim filings as well.
RESPONSE: The above comments were addressed in the Company’s Form 10-Q, which was filed on August 14, 2009. The disclosures contained in the 10-Q filed on August 14, 2009, are representative of how these comments will also be addressed in future filings.
Unaudited Financial Statements
Note 1 — Nature of Business and Significant Accounting Policies, page 7
12.
It appears from your disclosures on page 8 that you impaired the value of your coal gasification project assets by 50% during the fist quarter of 2009, resulting in a remaining asset valued at $230,875 as of March 31, 2009. In light of your disclosures on page 26 that you have no real short-term plans to pursue the coal gasification project, please tell us supplementally and revise your disclosures to clarify how you determined that it was appropriate to retain any value associated with this asset on your balance sheet as of March 31, 2009. It is unclear if this asset has any value to a third party and if so, please disclose any plans management has to actively market the remaining coal gasification asset over the next 12 months.

RESPONSE: The Company expanded its discussion of this impaired asset in Note 1 — Nature of Business and Significant Accounting Policies on page 7 of its Form 10-Q, filed on August 14, 2009. The disclosure is reproduced below:
The Company impaired an asset associated with the coal gasification project by $230,875 due to the long term nature and uncertainty of the project. The remaining $230,875 has been capitalized as part of the plant’s infrastructure as these costs relate partially to the design of the Company’s rail system and engineering expenses and will be amortized over the estimated useful life of the asset.
The Company entered into a change order during the original construction of the plant to change the design from one large thermal oxidizer stack to two smaller thermal oxidizer stacks. The unused larger stack was deemed impaired by approximately $250,000 due to construction materials used to make the stack dropped in value. The estimated fair market value of this asset is $250,000, for which management intends to sell on the open market should another ethanol plant under construction require the same materials, and is listed on the Balance Sheet as “Assets held for sale.”

13.
You disclose on page 8 that your amortization expense for intangible assets is expected to be approximately $420,000 per year for the next five years. However, you disclose on page 41 of your Form 10-K for the year ended December 31, 2008 that you expected amortization expense to be approximately $265,000 per year for the next five years. Please tell us supplementally and expand your disclosures to indicate the reasons for this significant change.

RESPONSE: Because the Company was in the development stage at December 31, 2008, future amortization expenses excluded amortization of loan fees since this amortization was capitalized as a part of the construction cost. When we became operational in April 2009, we began charging loan fee amortization to expense rather than to the cost of construction. The increase in future amortization expense reflects this change. The Company also made additional payments for utility rights in the first quarter of 2009. This payment also increased future amortization expense. Please refer to the table in the response to Comment 6 for our revised future amortization expense disclosures.
14.
Please revise your discussion on page 10 in future filings to indicate whether management believes it has the capital to meet its obligations for a period of at least 12 months from the most recent interim financial statements presented. To the extent that you do not believe you have sufficient capital to meet your obligations for the next 12 months, please revise your financial statement and MD&A disclosures accordingly.

RESPONSE: The Company included the following disclosure on page 9 of its Form 10-Q, filed on August 14, 2009:
The current U.S. recession has reduced the nation’s demand for energy. The recent bankruptcy filing of several of the industry’s producers has resulted in great economic uncertainty about the viability of ethanol. The ethanol boom of recent years has spurred overcapacity in the industry and production capacity is currently exceeding the RFS mandates. As such, the Company may need to evaluate whether crush margins will be sufficient to operate the plant and generate enough debt service. In the event crush margins become negative for an extended period of time, the Company may be required to reduce capacity or shut down the plant. The Company will continue to evaluate crush margins on a regular basis. Based on the Company’s operating plan and the borrowing capacity, management believes it has the capital to meet its obligations throughout the next twelve month period.

15.
You disclose on page 10 that you are evaluating the effect, if any, that the adoption of FSP FAS 133-1 and FIN 45-4 will have on your financial statements. Please note that paragraph 8 of FSP FAS 133-1 indicates that the provisions amending SFAS 133 and FIN 45 are effective for reporting periods (annual or interim) ending after November 15, 2008. Paragraph 12 of FSP FAS 133-1 indicates that the disclosures required by Statement 161 should be provided for any reporting period (annual or quarterly interim) beginning after November 15, 2008. Therefore, the impact of adoption of these standards should already be known as of March 31, 2009. Please supplementally confirm that you have timely and appropriately adopted FSP FAS 133-1 and FIN 45-4 or address the need to revise your financial statements accordingly.

RESPONSE: The Company included the following disclosure on page 9 of its Form 10-Q, filed on August 14, 2009:
Recently Issued Accounting Standards: The FASB has issued FASB Staff Position (FSP) FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161. This FSP amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP also amends FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies the Board’s intent about the effective date of FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. We adopted this pronouncement in the first quarter of fiscal 2009 and the adoption of this pronouncement did not have a material impact on our financial position and results of operations.
Note 4 — Debt, page 11
16.	Please revise your disclosures to clarify which $100,000 unsecured loan was paid in full on April 23, 2009.
RESPONSE: The Company included the following disclosure on page 12 of its Form 10-Q, filed on August 14, 2009:
The Company also entered into two unsecured loan agreements with the Iowa Department of Economic Development (IDED); one for a $100,000 loan to be repaid over 60 months starting April 2008 at a 0% interest rate and one for a $100,000 forgivable loan. The forgivable loan is subject to meeting terms of the agreement, such as installation of coal gasification and the fulfillment of Job Obligations. The Company repaid the interest free and forgivable loans in full on April 23, 2009 because the Company did not fulfill the coal gasification requirement of the IDED agreement.

Note 7 — Commitments, Contingencies, and Agreements, page 14
17.
You indicate that you have entered into a marketing agreement to sell the entire ethanol produced at the plant and that as of March 31, 2009 you have committed to sell approximately 9 million gallons of ethanol at various fixed and basis price levels. Please expand your disclosures herein or in your Management Discussion and Analysis to more robustly discuss this agreement in future filings. At a minimum, you should clarify the nature of these fixed and basis price levels and, whether, based on your current estimates, will these price levels cover your cost of sales. Further discuss the consequences of not delivering the committed 9 million gallons. Address this comment as it relates to your marketing agreement to sell the distiller grains produced at the plant.

RESPONSE: The Company included the following disclosure on page 13 of its Form 10-Q, filed on August 14, 2009:
The Company has entered into a marketing agreement to sell the entire ethanol produced at the plant to an unrelated party at a mutually agreed on price, less commission and transportation charges. As of June 30, 2009, the Company has commitments to sell approximately 23,000,000 gallons at various fixed and basis price levels indexed against exchanges for delivery through December 2009. Should the Company not be able to meet delivery on these gallons in the future the Company will be responsible for purchasing gallons in the open market. The Company has not incurred any losses due to non-delivery of product and anticipates that all contracts will be sufficient to cover costs in the future.
18.
Please revise your filing to describe which of the benefits from the Iowa Department of Economic Development you have received to date and describe how you have accounted for these benefits in your financial statements for the periods presented.

RESPONSE: The Company included the following disclosure on pages 14-15 of its Form 10-Q, filed on August 14, 2009:
On December 19, 2007, the Iowa Department of Economic Development approved the Company for a package of benefits, provided the Company meets and maintains certain requirements. The package provides for the following benefits: (1) a $100,000 forgivable loan and a $100,000 interest-free loan under the Iowa Value-Added Agricultural Products and Processes Financial Assistance Program which was paid off during 2009 (see Note 3); (2) a grant of $240,000 under the Revitalize Iowa’s Sound Economy program for the construction of a turning lane off of Iowa Highway 24 to the plant; and (3) the following tax incentives under the High Quality Jobs Program from the state of Iowa:
• Refund of sales, service or use taxes paid to contractors and subcontractors during construction work (estimated at $1,000,000). As of June 30, 2009 the Company has not filed for any refund of sales or use taxes. Any refunds received in the future will be accounted for as a reduction of construction costs.
• Investment tax credit (limited to $10,000,000. To be amortized over 5 years). This Iowa tax credit may be claimed for qualifying expenditures, not to exceed $10,000,000, directly related to new jobs created by the start-up, location, expansion or modernization of the company under the program. This credit is to be taken in the year the qualifying asset is placed into service and is amortized over a 5 year period starting with the 2009 tax return. Since the Company is organized as a limited liability company, under state law all earnings and tax credits pass through to the members. The investment tax credit will have no impact on the financial statements.

• Local Value-added Property Tax Exemption (estimated at $10,350,000). The Community has approved an exemption from taxation on all or a portion of the value added by improvements to real property directly related to new jobs created by location or expansion of the company and used in the operations of the company. No exemptions have been received as of June 30, 2009. Future exemptions will be account for as a reduction of property tax expense.
19.
You disclose on page 17 that you have commitments for minimum purchases of various utilities over the next 5-10 years approximating $38 million. Please revise to quantify the dollar amount of minimum purchases you are required to make during the next 12 months.

RESPONSE: The Company included the following disclosure on page 15 of its Form 10-Q, filed on August 14, 2009:
The Company has commitments for minimum purchases of various utilities such as natural gas and electricity over the next 10 year which are anticipated to approximate the following:

2009	$1,894,000
2010	3,787,000
2011	3,787,000
2012	3,787,000
2013	3,787,000
Thereafter	19,884,000

Total anticipated commitments	$37,000,000

Format this down — the 37,000,000
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Plans of Operations for the Next 12 Months, page 22
20.
Please revise your discussion on page 24 to more fully explain what is meant by “netback” and whether you intend to recognize revenue based on the gross contract prices with GPRE and CHS or net of commission and transportation costs. Please also explain the technical accounting literature you relied up on to support your treatment.

RESPONSE: In its Form 10-Q filed on August 14, 2009, the Company disclosed that under the ethanol and distillers grain marketing agreements, revenue is recognized at the gross price received, and marketing fees are included in costs of goods sold. In determining our revenue recognition policies we relied on Staff Accounting Bulletin 104: Revenue Recognition. Further, we based our decision to report ethanol and distillers grain revenues at gross amounts and marketing fees in costs of goods sold based upon guidance contained in Emerging Issues Task Force Issue No. 01-9. In particular, we used the guidance in paragraph 9 that provides for amounts that can be appropriately characterized as an expense when recognized in the income statement should be included in an expense caption based on the nature of the identifiable benefit received. The following revenue recognition policy was disclosed on page 6 of the Company’s Form 10-Q that was filed on August 14, 2009:
Revenue Recognition: Revenue from the sale of the Company’s products is recognized at the time title to the goods and all risks of ownership transfer to the customers. This generally occurs upon shipment, loading of the goods or when the customer picks up the goods. Interest income is recognized as earned. Shipping costs incurred by the Company in the sale of ethanol and distiller grains are not specifically identifiable and as a result, revenue from the sale of ethanol and distiller grains is recorded based on the net selling price reported to the Company from the marketer.

In addition, the Company expanded its discussion of the ethanol and distillers grains marketing agreements. The following disclosure is contained on page 20 of the Company’s Form 10-Q, filed on August 14, 2009:
Our revenues are derived from the sale of our ethanol and distillers grains. We entered into an Ethanol Marketing Agreement with VBV, LLC (“VBV”), an ethanol marketing company. Pursuant to the agreement, we sell all of our ethanol produced at our plant to VBV, who markets all of the ethanol produced at our plant and is responsible for all transportation of the ethanol including, without limitation, the scheduling of all shipments of ethanol with us. VBV has now merged with Green Plains Renewable Energy, LLC (“GPRE”). GPRE is based in Omaha, Nebraska and operates two ethanol plants in Iowa, one in Indiana and one in Tennessee and as a result of their merger with GPRE has begun an ethanol marketing and distribution business.
The ethanol sold must meet or exceed the quality specifications set forth in ASTM 4806 for Fuel Grade ethanol or standards promulgated in the industry. Under the Ethanol Marketing Agreement, we provide VBV/GPRE with annual production forecasts and monthly updates, as well as daily plant inventory balances. We are also responsible for compliance with all federal, state and local rules relating to the shipment of ethanol from our plant.
The price per gallon that we receive for our ethanol is based on the contract selling price less all direct costs (on a per gallon basis) incurred by VBV/GPRE in conjunction with the handling, movement and sale of the ethanol. Homeland Energy and VBV/GPRE determine together the estimated monthly net selling price for each gallon sold (the “netback”) (on a per gallon basis) for each month. This price is indexed against energy exchanges. The establishment of the estimated monthly netback is on the first business day of the month with the intention being to establish the estimated monthly netback to be within $.05 of the final actual netback (on a per gallon basis) for the month. In addition, we pay VBV/GPRE a commission for each gallon of ethanol sold under the Ethanol Marketing Agreement. As of June 30, 2009, we have commitments to sell approximately 23,000,000 gallons at various fixed and basis price levels indexed against energy exchanges, for delivery through December 2009. If we are not able to meet delivery on these gallons in the future, we will be responsible for purchasing gallons in the open market. The Company has not incurred any losses due to non-delivery of product and anticipates that all contracts will be sufficient to cover costs in the future.

We have also entered into a Distiller’s Grains Marketing Agreement with CHS, Inc. (“CHS”), wherein CHS purchases the distillers grains produced at our plant. The initial term of the agreement will be for one year, beginning with start-up of operations and production at the plant. After the initial one-year term, it will be automatically renewed for successive one year terms unless either we or CHS give 120 day prior written notice before the current term expires.
A Party is considered in default of the agreement with CHS upon any of the following events: (a) failure of either party to make payment to the other when due; (b) default by either party in the performance of the their respective obligations; and (c) upon the insolvency of either CHS or Homeland Energy or upon the assignment to creditors in connection with bankruptcy. If an event of default occurs, the parties will have certain remedies available to them in addition to any remedy at law, such as all amounts owed being immediately payable or immediate termination of the DG Marketing Agreement.
CHS pays us 98% of the actual sale price, which is based on prevailing market conditions, received by CHS from its customers, less all of the customary freight costs incurred by CHS in delivering the distillers grains to the customer. CHS retains the balance of the FOB plant price received by CHS from its customers as its fee for services provided under this agreement.
Under our ethanol and distillers grain marketing agreements, revenue is recognized at the gross price received. Marketing fees and rail fees are included in costs of goods sold.
Liquidity and Capital Resources, page 29
21.
Given the losses incurred during your first quarter of 2009, and the agreements that you appear to have in place for the purchase of corn and the sale of ethanol, please revise your filing to disclose the extent to which you expect that you will continue to generate losses for the remainder of 2009. If you expect to continue generating losses, please revise to disclose how you believe this trend will impact your ability to maintain compliance with your debt covenant requirements and to pay your obligations as they come due.

RESPONSE: In its Form 10-Q filed on August 14, 2009, the Company disclosed that it had income during its second fiscal quarter, primarily due to start-up of operations in April 2009. Therefore, please refer to the disclosure contained on page 27 of the Company’s Form 10-Q filed on August 14, 2009, which was reproduced in response to Comments 4 and 5 above with regard to the debt covenant requirements.

22.
You indicate that you had total assets of $172,192,000 as of March 31, 2009 and that you had current liabilities of $16,813,000. However, we note that you only had current assets of $4,066,000 and current liabilities of $18,663,000. Please fully discuss this significant working capital deficit and your plans to overcome such a deficiency.

RESPONSE: Regarding the specific figures set forth above, included in the current liabilities of $18,663,000 is construction accounts payable of $7,956,793 and construction retainage payables of $6,061,418. These payables were paid with proceeds from our construction loan which has subsequently been converted to a term loan. This term loan is now a long-term obligation. Further, included with current liabilities are current maturities of long-term debt of $2,038,000. Now that we are operational, we expect future cash flows to provide the source of repayment for these principal payments. The Company expanded its disclosure of current assets and liabilities on page 24 of its Form 10-Q, which was filed on August 14, 2009. The disclosure is reproduced below:
We experienced an increase in our current assets at June 30, 2009 compared to our fiscal year ended December 31, 2008. We had approximately $5,800,000 more cash on hand at June 30, 2009 compared to December 31, 2008, and an increase of approximately $5,900,000 in the value of our inventory at June 30, 2009 compared to December 31, 2008, primarily as a result of the commencement of operations at our plant. Additionally, at June 30, 2009 we had a gain on our risk management accounts of approximately $615,000 compared to no gain on the accounts at December 31, 2008. We experienced a decrease in our total current liabilities on June 30, 2009 compared to December 31, 2008 due primarily from a decrease in retainage payable offset but an increase in current maturities of long term debt. Due to the increase in our current assets at June 30, 2009 and the decrease in our current liabilities at June 30, 2009, we expect that we have sufficient working capital to meet our obligations and maintain compliance with our debt covenants as they come due through December 2009.
Financial Results for our Three Month Period Ended March 31, 2009, page 29
23.
We note that your wages and benefits increased dramatically in the quarter ended March 31, 2009. Please more fully explain this expense and whether these costs relate to your Management Services Agreement you entered into on December 15, 2008. If so, quantify your obligations under this agreement and expand your discussion in Note 7 — Commitments, Contingencies and Agreement accordingly. Specifically identify the services rendered during the three months ended March 31, 2009 such that your expenses were $450,316. Further clarify whether the level of these expenses are expected to continue.

RESPONSE: In response to this comment, the Company expanded its discussion of its operating expenses in its Form 10-Q, filed on August 14, 2009. The disclosure is reproduced below:
Operating Expense
Our operating expenses as a percentage of revenues were 0.38% for our quarter ended June 30, 2009, which is lower than the expenses as of our quarter ended March 31, 2009, due to the costs associated with impairment of the air stack assets and assets related to coal gasification, which occurred during our quarter ended March 31, 2009. We expect our operating expenses to level out and be more consistent as the plant is operational for a longer period of time. Operating expenses include salaries and benefits of the employees under the Management Services Agreement with Golden Grain Energy, LLC, as well as additional employees not subject to the agreement, insurance, taxes, professional fees and other general administrative costs. We currently have nine employees subject to the Management Services Agreement with Golden Grain, and we estimate that our costs per year related to salaries and benefits for those shared employees are approximately $430,000 per year. The increase in operating expenses for the quarter ended June 30, 2009, compared to the same period for June 30, 2008, was primarily due to the increased number of employees due to start-up of operations, which increased costs in salaries, insurance, professional fees, and other general administrative costs due to the plant being under full-time production. We do not expect that these expenses will vary with the level of production at the plant.
Short Term and Long Term Financing Arrangements, page 31
24.
Since it appears from your disclosures on page 26 that you have no short term plans to pursue the coal gasification project, please revise your filing to specifically indicate which benefits from the Iowa Department of Economic Development you would no longer be eligible for and quantify the amount of funds already received that you would have to return if you did not install the coal gasification project at your plant.

RESPONSE: The Company addressed this comment by expanding its discussion of the requirements for the benefits from the Iowa Department of Economic Development in its Form 10-Q, filed on August 14, 2009. The disclosure is reproduced below:
On December 19, 2007, the Iowa Department of Economic Development approved us for a package of benefits, including a grant of $240,000 for the construction of a turning lane off of Iowa Highway 24 to the plant as well as a package of tax benefits under the High Quality Jobs Program from the State of Iowa. Such tax benefits include a refund of sales, service and use taxes paid to contractors during the construction phase, an investment tax credit of up to $10,000,000 for qualified expenditures directly related to new jobs created, and a property tax exemption for a portion of the value added by improvements to real property directly related to new jobs created by the plant (estimated at $10,350,000). In order to receive these benefits, we will be required to meet certain requirements by 2012, such as the creation of 40 full-time employee positions meeting certain minimum wage and benefit criteria and these jobs must be maintained for at least two years following their creation. Currently, we have 38 employees and expect to meet the minimum job requirement by 2012. However, in the event that we do not meet the minimum jobs requirement, the IDED may elect to allow the repayment on a pro rata basis, based on the number of jobs attained compared to the number of jobs pledged. In addition, we may be ineligible for some or all of the benefits listed above if our project does not meet a minimum investment amount, which was based on a budget for the plant that included a coal gasification energy center. The minimum investment amount is a measure of the value of Homeland’s investment in land, improvements, buildings and structures, long-term lease costs, and/or depreciable assets. We intend to seek an amendment with IDED prior to this condition becoming due if it becomes apparent that we will not meet this requirement. While we expect that IDED will entertain an amendment, they could reduce or eliminate our benefits, which may require us to repay the local taxing authority and the Iowa Department of Revenue all or a portion of any incentives received, which would have a negative impact on our profitability.
FORM 8-K FILED JULY 30, 2009
25.
We note your disclosure under Item 5.02 of Form 8-K that Steven Core resigned from the board of directors effective July 27, 2009. Please tell us whether Mr. Core resigned because of any disagreements with the company or any matters relating to your operations, policies, or practices. If so, please amend your Form 8-K to disclose a brief description of the circumstances representing the disagreement that you believe caused, in whole or in part, Mr. Core’s resignation. Also, to the extent Mr. Core has furnished the company with any written correspondence concerning the circumstances surrounding his resignation, please amend your Form 8-K to file a copy of the document as an exhibit to the report on Form 8-K. If applicable, please also ensure you have met the requirements of Item 5.02(a)(3) of Form 8-K.

RESPONSE: Mr. Core’s resignation was not due to any disagreements with the company or any matters relating to the Company’s operations, policies, or practices. Mr. Core did not furnish the Company with any written correspondence concerning the circumstances surrounding his resignation.

Sincerely,

/s/ Walter W. Wendland Walter W. Wendland